Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Augusta Resource

Corporation

Commission File Number: 001-32943

Date: July 18, 2014

Hudbay Rosemont Integration

Day 1 Email Message from D. Garofalo to Rosemont Employees

Subject Line:  Welcome Rosemont

To the Rosemont Project Team:

I want to personally and officially welcome you to Hudbay today.  We are excited to move forward to make the Rosemont Project part of our company.

Since our initial investment in 2010, we saw the tremendous potential of Rosemont.  We’ve been impressed by the way the project has advanced over the years - which is due in no small part to your hard work and dedication.

Above all, we believe Rosemont is a superb fit with Hudbay, and vice versa.  The project will greatly contribute to Hudbay’s growth strategy and position as a leading miner with world-class copper production. In turn, Hudbay has the technical and operational expertise and financial capacity to realize the full opportunity at Rosemont. Over our 87-year history, Hudbay has demonstrated success in bringing new projects into production, including recently the Lalor and Reed mines in Manitoba, and soon our Constancia project in Peru.

But, Hudbay is much more than a collection of assets.  Regardless of where we do business, we are a single company with shared values, operating principles and processes. We prioritize the health, safety and wellbeing of our people, and support them to achieve their individual goals and perform at their best.

That is why I can think of no one better to lead Rosemont into construction and operation than Pat Merrin, who is the new Vice President and leader of Hudbay’s Arizona Business Unit.  A long time and well-respected member of the Hudbay team, Pat lives and breathes our values and approach to doing business.  I have no doubt that you will be impressed with his deep mining knowledge and collaborative leadership style.

I will be visiting your offices during the week of July 21.  During that time, I hope to have the opportunity to get to know you and hear your thoughts for the future of Rosemont.

Sincerely,

David Garofalo

President and CEO

The full details of the offer by Hudbay to purchase all of the issued and outstanding common shares of Augusta (the “Offer”) have been set out in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Hudbay has filed with the Canadian securities regulatory authorities. Concurrently, Hudbay has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This transcript is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc., toll-free at 1-877-659-1818 or by e-mail at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.